UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016;

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.   Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-19

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)	21-25

Note:

Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	26

Index to Exhibit	27

Report of Independent Registered Public Accounting Firm

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

June 15, 2017

1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
ASSETS

Investments
Investments at Fair Value (See Note 3)	$396,879,905	$392,768,958
Investments at Contract Value (See Note 4)	423,915,234	481,907,200

	820,795,139	874,676,158

Receivables
Employer Contribution	12,820,389	0
Due from Broker for Securities Sold	257,449	13,792
Accrued Interest and Dividends	164	162
Notes Receivable from Participants	15,394,412	21,290,631

	28,472,414	21,304,585

Cash	115,569	156,345

NET ASSETS AVAILABLE FOR BENEFITS	$849,383,122	$896,137,088

The accompanying notes are an integral part of these financial statements	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$20,345,534
Participants – Rollovers	19,348,055
Employer	26,355,669

66,049,258

Interest Income from Participants’ Notes Receivable	742,629

Investment Income:
Interest and Dividends	11,908,325
Net Appreciation in Fair Value of Investments	57,971,022

69,879,347

Total Additions	136,671,234

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	183,278,051
Administrative Expense	147,149

Total Deductions	183,425,200

Net Decrease	(46,753,966)

Net Assets Available for Benefits
Beginning of Year	896,137,088

END OF YEAR	$849,383,122

The accompanying notes are an integral part of these financial statements	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

1.	DESCRIPTION OF PLAN

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering full-time salaried, operations and maintenance, production and maintenance, warehouse and maintenance, and certain part-time casual employees of CONSOL Energy Inc. and participating employers (collectively, “CONSOL Energy” or the “Company”). Employees can participate in the Plan on the first day of the first full pay period following the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (the “Code”).

The Plan administrator is the Investment Plan Committee of CONSOL Energy, whose members are appointed by the Board of Directors (the “Board”) of CONSOL Energy Inc. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

During 2016 and 2015, the Plan offered CONSOL Energy Inc. common stock (the “CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2016 and 2015, dividends from the CONSOL Stock Fund paid to participants in cash were not significant.

Contributions – Participants may make before-tax and/or after-tax contributions of 1% to 75% of eligible compensation to the Plan via payroll deductions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are automatically enrolled in the Plan at a 6% before-tax savings rate if no action is taken by the employee within forty-five days from the date they first become eligible. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may elect not to participate in the Plan at any time.

4

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

1.	DESCRIPTION OF PLAN (Continued)

A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a before-tax and/or after-tax contribution. CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation.

Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

In 2015, the Plan provided a qualified non-elective contribution (“QNEC”) equal to 3% of eligible compensation, regardless of the participant’s contribution election, for each payroll period for eligible participants, defined as active participants not classified as casual employees and (1) were hired or rehired on or after October 1, 2014; or (2) did not become participants in the CONSOL Energy Inc. Employee Retirement Plan (“Retirement Plan”) (a Company sponsored defined-benefit plan) as of October 1, 2014 as the result of a participation freeze of the Retirement Plan on September 30, 2014; or (3) whose accrued benefit under the Retirement Plan was frozen as of December 31, 2014. The Plan was amended effective January 1, 2016 to eliminate the QNEC contribution.

The Company may also make discretionary contributions to the Plan ranging from 1% to 6% (1% to 4% in 2015) of eligible compensation for eligible participants (as defined by the Plan). Discretionary contributions made by the Company for the years ended December 31, 2016 and 2015 were $12,820,389 and $0, respectively. All participant and employer contributions are subject to regulatory and Plan limitations, and total contributions credited to a participant’s account are further subject to annual addition limitations under the Code.

Participant Accounts – Each participant’s account is (i) credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and (ii) charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the investment options offered by the Plan, including registered investment companies, common stock, or a stable value fund.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

1.	DESCRIPTION OF PLAN (Continued)

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow up to the lesser of one-half of their account balances (subject to a $1,000 minimum) or required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2016, loan interest rates ranged from 4.25% to 9.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of common stock are based on the average cost of the securities sold. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and calculated using a simple-interest method on principal amounts. The Plan administrator considers delinquent loans to be defaulted on the last day of the calendar quarter following the quarter in which the last payment was made and reclassified as a distribution based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Fees related to specific participant transactions are charged directly to the participant’s account and are included in administrative expenses. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2016 and 2015, and from the period since inception of the ESOP, there were no Company contributions in the form of Company stock.

Subsequent Events – Plan management has evaluated subsequent events and has concluded that there were no subsequent events requiring adjustments to the financial statements or related disclosures, as stated herein.

Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 is not applicable to the Plan, as the Plan currently holds no investments measured at net asset value.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provides a practical expedient to permit plans to measure their investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in Part III are not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The amendments within Part I and II require retrospective application. Management elected to early adopt the provisions of Parts I and II of this new standard in 2015. Accordingly, these provisions were retrospectively applied in 2015.

3.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

3.	FAIR VALUE MEASUREMENTS (Continued)

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Common Stock – The CONSOL Stock Fund is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurement of this investment has been classified within Level 1 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

3.	FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$352,004,554	$0	$0	$352,004,554
Common Stock	44,875,351	0	0	44,875,351

Investments at Fair Value	$396,879,905	$0	$0	$396,879,905

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$370,171,115	$0	$0	$370,171,115
Common Stock	22,597,843	0	0	22,597,843

Investments at Fair Value	$392,768,958	$0	$0	$392,768,958

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2016, there were no such transfers in or out of Levels 1, 2 or 3.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan invests in a Stable Value Fund (“SVF”), which represents a fully benefit-responsive investment contract. The SVF represents 52% and 55% of the Plan’s total investments at December 31, 2016 and 2015, respectively. The Plan owns the individual investments of the SVF which consists of a short-term investment fund along with guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs are comprised of assets held in the issuing company’s general account and backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided.

The composition of assets of the SVF at contract value as of December 31, 2016 and 2015 are as follows:

	2016	2015
Synthetic Guaranteed Investment Contracts	$275,356,540	$273,074,302
Separate Account Portfolios	117,277,607	165,202,635
Guaranteed Investment Contracts	25,665,413	25,240,789
U.S. Government Security Fund	5,615,674	18,389,474

	$423,915,234	$481,907,200

The following disclosures provide information about the nature of the investments in the SVF.

U.S. Government Security Fund – This security is a short-term investment fund (i.e., money market fund) designed to provide daily liquidity to the SVF.

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets, a GIC will provide a fixed rate of return as negotiated when the contract is purchased.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets.

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. This pool of assets includes short-term investment funds, liquid government or corporate debt securities, fixed income collective trusts, options and swap contracts.

SYNs within the SVF are comprised of the following:

		December 31
	Credit Rating	2016	2015

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$95,490,640	$93,332,160
Voya Retirement Ins. & Annuity Co.	AA	27,559,224	31,145,086
Transamerica Premier Life Insurance Co.	AA	27,556,455	31,145,086
Voya Retirement Ins. & Annuity Co.	AA	62,378,914	58,725,985
Transamerica Premier Life Insurance Co.	AA	62,371,307	58,725,985

Total SYNs (at Contract Value)		$275,356,540	$273,074,302

Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the assets underlying the contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third party investment advisors continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There were no reserves against contract value for credit risk of the contract issuers or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan or distribution of any participant communication designed to induce participants to withdraw or otherwise transfer amounts from the SVF), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.
•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives make a material misrepresentation, including acts of fraud or deceit, which affects the intent, structure, or risk profile of the contract.
•	A material amendment is made to the Plan (including complete or partial termination or merger with another plan) and/or an amendment that adversely impacts the issuer.
•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.
•	The balance of the contract value is zero or immaterial.
•	Mutual consent.
•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.
•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities, less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates the contract with another SAP or SYN issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

5.	TAX STATUS

The Plan obtained its latest determination letter from the IRS dated September 25, 2014, stating that the Plan was qualified under the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a tax liability and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to Form 5500:

	2016	2015
Net Assets Available for Benefits per the Financial Statements	$849,383,122	$896,137,088
Amounts Allocated to Withdrawing Participants	(183,641)	(398,419)

Net Assets Available for Benefits per Form 5500	$849,199,481	$895,738,669

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2016 to Form 5500:

Benefits Paid to Participants per the Financial Statements	$183,278,051
Amounts Allocated to Withdrawing Participants at December 31, 2016	183,641
Less: Amounts Allocated to Withdrawing Participants at December 31, 2015	(398,419)

Benefits Paid to Participants per Form 5500	$183,063,273

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2016 or 2015, but not yet paid as of that date.

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF, are managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

Merrill Lynch, Pierce, Fenner, and Smith (“MLPF&S”), a subsidiary of Bank of America, provides certain administrative services to the Plan pursuant to a service agreement between the Company and MLPF&S. MLPF&S receives revenue from mutual fund and SVF service providers for services MLPF&S provides to the funds. This revenue is used to offset certain amounts owed to MLPF&S for its administrative services to the Plan. If the revenue received by MLPF&S from such fund service providers exceeds the amount owed under the service agreement, MLPF&S remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of Plan participants. Alternatively, the Plan or Company may make a payment to MLPF&S for administrative expenses not covered by revenue sharing. During 2016, $136,681 of excess revenue was returned to the Plan’s trust. These fees qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy Inc. The Plan held 2,461,621 shares and 2,860,486 shares of CONSOL Energy Inc. common stock at December 31, 2016 and 2015, respectively, which represents approximately 5% and 3% of investments held by the Plan. In addition, during 2016, the Plan purchased 986,587 shares of CONSOL Energy Inc. stock at an aggregate cost of $13,632,626 and sold 1,211,336 shares of CONSOL Energy Inc. stock for total proceeds of $16,948,068. The Plan received $28,946 in dividends on CONSOL Energy Inc. stock during 2016. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Additionally, certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2016 and 2015

8.	RISKS AND UNCERTAINTIES (Continued)

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in various financial instruments, including futures, interest rate swap contracts, and option contracts, that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. Interest rate swap contracts involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Investments in financial futures contracts are solely for the purpose of hedging the Plan’s existing portfolios securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as margin variation, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The Plan recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Plan may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of future transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan’s investments in futures, interest rate swap contracts, and option contracts are insignificant to the financial statements for the years ended December 31, 2016 and 2015, respectively.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Common Stock
*	CONSOL Stock Fund		2,461,621	$ 44,875,351

	Interests in Registered Investment Companies
	American Funds	Europacific Growth Fund	463,798	20,889,475
	BlackRock	Basic Value Fund	1,152,776	29,222,870
	BlackRock	Inflation Protected Bond Fund	512,507	5,442,828
	ClearBridge	Large Cap Growth Fund	500,357	18,718,339
	DFA	Emerging Markets Core Equity Portfolio Fund	412,023	7,152,722
	Dodge & Cox	Income Fund	1,669,295	22,685,725
	Janus	Enterprise Fund	229,065	21,811,581
	JPMorgan	Small Cap Equity Fund	150,356	7,863,595
	Primecap	Odyssey Stock Fund	944,633	24,447,098
	Vanguard	Institutional Index Fund	374,763	76,388,002
	Vanguard	Mid Cap Index Fund	903,548	32,518,704
	Vanguard	Small Cap Index Fund	433,323	26,766,360
	Vanguard	Total Bond Market Index Fund	2,079,465	22,146,297
	Vanguard	Total International Stock Index Fund	364,984	35,950,958

	Total Interests in Registered Investment Companies			352,004,554

	Stable Value Fund
	Metropolitan Life Insurance Co.	GIC, 1.70%, 06/05/2018	12,836,393	12,836,393
	Prudential Retirement Ins. & Annuity Co.	GIC, 1.66%, 06/05/2018	12,829,020	12,829,020
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.77%	24,690,652	24,690,652
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.43%	34,693,868	34,693,868
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.25%	43,926,213	43,926,214
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 1.52%	13,966,873	13,966,873
	BlackRock Liquidity Funds T-Fun	Money Market Fund, 0.36%	5,615,674	5,615,674
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.41%	95,490,640
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	4,762,695	57,282,745
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	3,293,261	38,838,435
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		(630,540)
	Perpetual Window Global Wrap:

21

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 0.84%	27,559,224
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 0.79%	27,556,455
	Underlying Security Description:
	GEM Trust Short Duration	1,665,904.8284 units of participation		20,800,773
	US Dollar	CASH	2,893,233	2,893,233
	Treasury Bill	0.01% 23 Feb 2017	200,000	199,865
*	State Street SSgA	0.42% 31 Dec 2030 Gov. Short Term Invest. Fund	222,712	222,712
	Treasury Bill	0.01% 16 Mar 2017	400,000	399,600
	Treasury Bill	0.01% 22 Jun 2017	500,000	498,530
	Treasury Bill	0.01% 02 Feb 2017	500,000	499,825
	Treasury Bill	0.01% 16 Feb 2017	4,600,000	4,597,470
	Credit Suisse Sec LLC COC	Cash Collateral for Futures	7,000	7,000
	Morgan Stanley COC	Cash Collateral for SWAPS	17,000	17,000
	BWU00IN86 IRS USD PF 1.75000	1.75% 21 Dec 2023	(450,000)	(437,700)
	Fannie Mae	1% 25 Apr 2037	4,434	4,442
	Fannie Mae	1% 25 Oct 2040	14,122	14,101
	Freddie Mac	1% 15 May 2037	14,622	14,553
	Fannie Mae	1% 25 Jul 2037	15,257	15,204
	Fannie Mae	1% 25 Apr 2037	17,382	17,295
	SLM Student Loan Trust	1% 27 Oct 2025	17,981	17,969
	SLM Student Loan Trust	1% 25 Jul 2019	19,279	19,251
	Freddie Mac	1% 15 Jul 2037	21,278	21,398
	FHLMC Multifamily Structured	1.639% 25 Oct 2019	21,495	21,526
	Fannie Mae	1% 25 May 2037	21,659	21,687
	Fannie Mae	1% 25 Dec 2040	24,479	24,483
	SLM Student Loan Trust	1% 25 Apr 2023	28,601	28,529
	SLM Student Loan Trust	1% 27 Jul 2026	29,497	29,397
	Fannie Mae	1% 25 Nov 2040	34,409	34,378
	Fannie Mae	1% 25 Dec 2040	36,999	36,987
	Freddie Mac	1% 15 May 2037	44,271	44,230
	Wells Fargo & Company	3% 22 Apr 2026	50,000	47,712
	Deutsche Bank AG	3.375% 12 May 2021	50,000	49,495
	Tsy Infl IX N/B	0.375% 15 Jul 2025	50,965	50,688
	Fannie Mae	1% 25 Jan 2040	52,822	53,557

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fannie Mae	1% 25 Sep 2041	53,852	53,941
	Freddie Mac	1% 15 Aug 2028	58,043	58,286
	Fannie Mae	1% 25 Apr 2037	59,493	59,348
	Government National Mortgage A	1% 20 Oct 2037	62,528	62,774
	Freddie Mac	1% 15 Apr 2041	62,596	63,114
	Freddie Mac	1% 15 Apr 2041	62,596	63,114
	Amer Airln Pt Trs 11 1	5.25% 31 Jul 2022	59,296	63,151
	Tsy Infl IX N/B	1.75% 15 Jan 2028	57,691	64,413
	Fannie Mae	1% 25 Mar 2038	67,086	68,107
	Tsy Infl IX N/B	2% 15 Jan 2026	60,894	68,600
	Freddie Mac	1% 15 Dec 2041	72,479	72,485
	Fannie Mae	1% 25 Mar 2035	80,939	80,970
	Fanniemae Aces	2.944% 25 Jul 2039	83,968	82,025
	Fannie Mae	1% 25 May 2040	86,000	87,143
	FHLMC Multifamily Structured	1.376% 25 Oct 2020	93,371	92,542
	AT&T Inc	3.4% 15 May 2025	100,000	96,382
	FHLMC Multifamily Structured	1.78% 25 Jul 2019	100,000	99,662
	Spire Inc	1% 15 Aug 2017	100,000	100,030
	Chase Issuance Trust	1.38% 15 Nov 2019	100,000	100,087
	Citibank Credit Card Issuance	1% 10 Sep 2020	100,000	100,359
	Kinder Morgan Ener Part	2.65% 01 Feb 2019	100,000	100,526
	S&P Global Inc	2.5% 15 Aug 2018	100,000	100,835
	Tyson Foods Inc	2.65% 15 Aug 2019	100,000	100,953
	Boston Scientific Corp	2.65% 01 Oct 2018	100,000	101,097
	Morgan Stanley	3.875% 29 Apr 2024	100,000	102,557
	Navient Corp	8.45% 15 Jun 2018	100,000	107,750
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	108,071
	Morgan Stanley	5.625% 23 Sep 2019	100,000	108,396
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	109,905
	Fannie Mae	1% 25 Sep 2041	121,709	122,085
	Fannie Mae	1% 25 Jun 2041	124,325	124,747
	Freddie Mac	1% 15 Oct 2040	127,521	127,290
	Credit Suisse New York	1.7% 27 Apr 2018	140,000	139,692
	American Express Credit Account	1.26% 15 Jan 2020	150,000	150,095

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	American Express Credit Account	1.49% 15 Apr 2020	150,000	150,340
	JPMorgan Chase & Co	3.625% 13 May 2024	150,000	152,579
	Verizon Communications	5.15% 15 Sep 2023	150,000	165,861
	Goldman Sachs Group Inc	5.75% 24 Jan 2022	150,000	168,633
	Fed Hm Ln Pc Pool G08702	3.5% 01 Apr 2046	182,218	186,741
	FNMA TBA 30 Yr 3	3% 13 Feb 2047	200,000	198,382
	Abbvie Inc	3.2% 06 Nov 2022	200,000	200,132
	Barclays PLC	3.25% 12 Jan 2021	200,000	200,194
	Viacom Inc	2.5% 01 Sep 2018	200,000	200,600
	Citibank Credit Card Issuance	1% 23 Jan 2020	200,000	202,055
	Prologis LP	4% 15 Jan 2018	200,000	204,058
*	Bank of America Corp	4.1% 24 Jul 2023	200,000	208,920
	FHLMC Multifamily Structured	3.389% 25 Mar 2024	200,000	209,531
	Rogers Communications Inc.	6.8% 15 Aug 2018	200,000	215,650
	Ford Motor Credit Co LLC	5.875% 02 Aug 2021	200,000	220,874
	Freddie Mac	1% 15 Nov 2040	287,193	287,060
	US Treasury N/B	1.375% 31 May 2021	300,000	294,036
	Goldman Sachs Group Inc	2.3% 13 Dec 2019	350,000	349,605
	Zimmer Biomet Holdings	2% 01 Apr 2018	350,000	350,427
	Lloyds Bank PLC	2% 17 Aug 2018	350,000	350,539
	Wells Fargo & Company	2.125% 22 Apr 2019	350,000	351,134
	JPMorgan Chase & Co	2.35% 28 Jan 2019	350,000	352,898
	AT&T Inc	2.375% 27 Nov 2018	350,000	353,059
	Morgan Stanley	2.5% 24 Jan 2019	350,000	353,679
	Fannie Mae	1% 25 Mar 2038	356,137	360,883
	Citigroup Inc	6.125% 15 May 2018	350,000	369,254
*	Bank of America Corp	6.875% 25 Apr 2018	350,000	372,019
	FNMA TBA 15 Yr 2.5	2.5% 16 Feb 2032	400,000	400,180
	BWU00IN86 IRS USD RV 03Mlibor	1% 21 Dec 2023	450,000	450,000
	US Treasury N/B	0.875% 15 Apr 2019	600,000	594,612
	US Treasury N/B	0.75% 31 Oct 2018	600,000	595,686
	US Treasury N/B	0.875% 31 May 2018	1,000,000	998,050
	US Treasury N/B	0.875% 30 Apr 2017	1,000,000	1,001,140
	FNMA TBA 15 Yr 3	3% 23 Jan 2032	1,500,000	1,539,255

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	FNMA TBA 30 Yr 4	4% 18 Jan 2047	1,500,000	1,576,965
	US Treasury N/B	1% 30 Nov 2018	14,500,000	14,453,600
	Various Payables			(7,183,735)
	Various Insurance Companies	Synthetic Wrap Agreements***		255,061
	Total Return Tier Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 2.35%	62,378,914
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 2.31%	62,371,307
	Underlying Security Description:
	GEM Trust Opportunistic 3	4,491,594.9973 units of participation		75,775,337
	GEM Trust Risk Controlled 1	2,912,730.1777 units of participation		47,462,568
	US Dollar	CASH	947,238	947,238
*	State Street SSgA	0.42% 31 Dec 2030 Gov. Short Term Invest. Fund	6,671,487	6,671,487
	Various Payables			(88,142)
	Various Insurance Companies	Synthetic Wrap Agreements***		(6,018,267)

	Total Stable Value Fund			423,915,234

*	Participant Notes Receivable	Interest at 4.25% to 9.25%, maturing through 2026	0	15,394,412

				$836,189,551

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 15, 2017	By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer and Executive Vice President, CONSOL Energy Inc.
Plan Administrator

26

Index to Exhibit

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

27